UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of September 2020.

Commission File Number 0-26046

China Natural Resources, Inc.

(Translation of registrant's name into English)

Room 2205, 22/F , West Tower, Shun Tak Centre,

168-200 Connaught Road Central, Sheung Wan, Hong Kong

(Address of principal executive offices)

Indicate by check mark whether the registrant files of will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☑ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

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This report on Form 6-K is hereby incorporated by reference into the Registration Statement on Form F-3 (File No. 333-233852) of China Natural Resources, Inc. (the “Company”), and related prospectus, as such registration statement and prospectus may be amended from time to time, and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

Unaudited Results of Operations

Furnished herewith on behalf of the Company are the following:

(a)

Unaudited Financial Statements:

-

Condensed Consolidated Statements of Profit or Loss (Unaudited) for the Six Months Ended June 30, 2020 and 2019

-

Condensed Consolidated Statements of Comprehensive Income (Unaudited) for the Six Months Ended June 30, 2020 and 2019

-

Condensed Consolidated Statements of Financial Position as of June 30, 2020 (Unaudited) and December 31, 2019

-

Condensed Consolidated Statements of Changes in Equity (Unaudited) for the Six Months Ended June 30, 2020 and 2019

-

Condensed Consolidated Statements of Cash Flows (Unaudited) for the Six Months Ended June 30, 2020 and 2019

-

Notes to Condensed Consolidated Financial Statements (Unaudited)

(b)

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Press Release

On September 11, 2020 the Company issued a press release including a portion of the information contained in this current report. The press release furnished herewith as Exhibit 15.1 shall not be deemed “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934, as amended, and is not incorporated by reference into any filing of the Company, whether made before or after the date hereof, regardless of any general incorporation language in such filing.

Exhibit Index

15.1	Press Release dated September 11, 2020.
101.INS	XBRL Instance Document.
101.SCH	XBRL Taxonomy Extension Schema Document.
101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document.
101.DEF	XBRL Taxonomy Extension Definition Linkbase Document.
101.LAB	XBRL Taxonomy Extension Label Linkbase Document.
101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document.

2 / 19

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHINA NATURAL RESOURCES, INC.

Date: September 11, 2020	By:	/s/ Wong Wah On Edward
Wong Wah On Edward
Chairman and Chief Executive Officer

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CHINA NATURAL RESOURCES, INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF PROFIT OR LOSS (UNAUDITED)

SIX MONTHS ENDED JUNE 30, 2020 AND 2019

(Amounts in thousands, except per share data)

		Six Months Ended June 30,
		2019	2020	2020
	Notes	CNY	CNY	US$
		(Unaudited)	(Unaudited)	(Unaudited)

Revenue	2	1,403	6,867	972
Cost of sales		(1,377)	(6,844)	(969)
GROSS PROFIT		26	23	3

Administrative expenses		(2,933)	(3,864)	(546)
OPERATING LOSS		(2,907)	(3,841)	(543)

Finance costs	3	(41)	(13)	(2)
Interest income	3	4	9	1
LOSS BEFORE INCOME TAX	3	(2,944)	(3,845)	(544)
Income tax benefit	4	—	6,586	932

(LOSS)/PROFIT FOR THE PERIOD		(2,944)	2,741	388
(LOSS)/EARNINGS PER SHARE ATTRIBUTABLE TO OWNERS OF THE COMPANY:	5
Basic and diluted
- Net (loss)/earnings per share		(0.12)	0.11	0.02

See notes to condensed consolidated financial statements.

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CHINA NATURAL RESOURCES, INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (UNAUDITED)

SIX MONTHS ENDED JUNE 30, 2020 AND 2019

(Amounts in thousands)

		Six Months Ended June 30,
		2019	2020	2020
	Notes	CNY	CNY	US$
		(Unaudited)	(Unaudited)	(Unaudited)

(LOSS)/PROFIT FOR THE PERIOD		(2,944)	2,741	388
Other comprehensive loss:

Other comprehensive loss that may be reclassified to profit or loss in subsequent periods:
Exchange differences on translation of foreign operations		(33)	(160)	(23)

TOTAL OTHER COMPREHENSIVE LOSS		(33)	(160)	(23)
TOTAL COMPREHENSIVE (LOSS)/INCOME FOR THE PERIOD, NET OF TAX		(2,977)	2,581	365

See notes to condensed consolidated financial statements

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CHINA NATURAL RESOURCES, INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

AS OF JUNE 30, 2020 (UNAUDITED) AND DECEMBER 31, 2019

(Amounts in thousands)

		December 31,	June 30,	June 30,
		2019	2020	2020
		CNY	CNY	US$
	Notes	(Audited)	(Unaudited)	(Unaudited)
ASSETS
NON-CURRENT ASSETS
Property, plant and equipment	7	214	187	26
Right-of-use assets		616	39	6

TOTAL NON-CURRENT ASSETS		830	226	32

CURRENT ASSETS
Trade receivables	8	3,956	622	88
Prepayments		29	62	9
Other receivables	9	39	51	8
Cash and cash equivalents		3,444	3,013	426

TOTAL CURRENT ASSETS		7,468	3,748	531

TOTAL ASSETS		8,298	3,974	563

LIABILITIES AND EQUITY

CURRENT LIABILITIES
Trade payables	10	3,896	710	100
Other payables and accrued liabilities	11	2,161	4,057	574
Taxes payable		16,818	10,206	1,444
Lease liabilities	12(b)	803	290	41
Due to a related company	12(b)	5,077	5,946	842
Due to the Shareholder	12(b)	7,097	7,738	1,095

TOTAL CURRENT LIABILITIES		35,852	28,947	4,096

TOTAL LIABILITIES		35,852	28,947	4,096

DEFICIENCY IN ASSETS
Issued capital		312,081	312,081	44,170
Other capital reserves		692,518	692,518	98,014
Accumulated losses		(1,028,284)	(1,025,543)	(145,148)
Other comprehensive losses		(3,869)	(4,029)	(569)

TOTAL DEFICIENCY IN ASSETS		(27,554)	(24,973)	(3,533)

TOTAL LIABILITIES AND EQUITY		8,298	3,974	563

See notes to condensed consolidated financial statements

6 / 19

CHINA NATURAL RESOURCES, INC.

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (UNAUDITED)

FOR SIX MONTHS ENDED JUNE 30, 2019 AND 2020

(Amounts in thousands)

	Attributable to Owners of the Company
	Issued capital	Other capital reserves	Accumulated losses	Other comprehensive (loss)/income	Total
	CNY	CNY	CNY	CNY	CNY

AT JANUARY 1, 2019	312,081	692,518	(1,022,639)	(3,758)	(21,798)
Loss for the period	—	—	(2,944)	—	(2,944)
Foreign currency translation adjustments	—	—	—	(33)	(33)
Total comprehensive loss	—	—	(2,944)	(33)	(2,977)
AT JUNE 30, 2019	312,081	692,518	(1,025,583)	(3,791)	(24,775)

AT JANUARY 1, 2020	312,081	692,518	(1,028,284)	(3,869)	(27,554)
Profit for the period	—	—	2,741	—	2,741
Foreign currency translation adjustments	—	—	—	(160)	(160)
Total comprehensive income/(loss)	—	—	2,741	(160)	2,581
AT JUNE 30, 2020	312,081	692,518	(1,025,543)	(4,029)	(24,973)
AT JUNE 30, 2020 (US$)	44,170	98,014	(145,148)	(569)	(3,533)

See notes to condensed consolidated financial statements.

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CHINA NATURAL RESOURCES, INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)

SIX MONTHS ENDED JUNE 30, 2020 AND 2019

(Amounts in thousands)

	Six months ended June 30,
	2019	2020	2020
	CNY	CNY	US$
	(Unaudited)	(Unaudited)	(Unaudited)

NET CASH FLOWS USED IN OPERATING ACTIVITIES	(2,577)	(1,254)	(177)

INVESTING ACTIVITIES
Purchases of property, plant and equipment	—	(5)	(1)

NET CASH FLOWS USED IN INVESTING ACTIVITIES	—	(5)	(1)

FINANCING ACTIVITIES
Repayments to a related company	(4)	(4,200)	(594)
Payments of interest expenses of lease liabilities	(37)	(9)	(1)
Payments of principal portion of lease liabilities	(501)	(513)	(73)
Advances from the Shareholder	—	501	71
Advances from a related company	710	5,069	717

NET CASH FLOWS FROM FINANCING ACTIVITIES	168	848	120

NET DECREASE IN CASH AND CASH EQUIVALENTS	(2,409)	(411)	(58)

NET FOREIGN EXCHANGE DIFFERENCE	2	(20)	(3)

CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	6,793	3,444	487

CASH AND CASH EQUIVALENTS AT END OF PERIOD	4,386	3,013	426

See notes to condensed consolidated financial statements.

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CHINA NATURAL RESOURCES, INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

(Amounts in thousands, except share and per share data)

1. BASIS OF PRESENTATION

Basis of consolidation

The interim condensed consolidated financial statements for the six months ended June 30, 2020 have been prepared in accordance with International Accounting Standard (“IAS”) 34 Interim Financial Reporting.

Management has prepared the accompanying unaudited condensed consolidated financial statements for the six-month period ended June 30, 2020, and these operating results are not necessarily indicative of the results that may be expected for the year ending December 31, 2020.

The condensed consolidated statement of financial position at December 31, 2019 has been derived from the audited consolidated financial statements at that date but does not include all the information and footnotes required by International Financial Reporting Standards (“IFRS”) for complete financial statements. For further information, refer to the consolidated financial statements and footnotes thereto included in the annual report on Form 20-F of China Natural Resources, Inc. (“CHNR” or the “Company”) for the year ended December 31, 2019 (the “2019 Annual Report”).

The condensed consolidated financial statements include the accounts of CHNR and those subsidiaries in which CHNR has direct or indirect controlling interests (collectively referred to as the “Group”). The Company’s subsidiaries as of June 30, 2020 are as described in the 2019 Annual Report.

For the convenience of readers, amounts in Renminbi, the Chinese currency (“CNY”), have been translated into United States dollars (“US$”) at the applicable rate of US$1.00 = CNY7.0655 as quoted by www.ofx.com as of June 30, 2020, except as disclosed otherwise. No representation is made that the CNY amounts could have been, or could be, converted into US$ at that rate, or at all.

Going concern

As of June 30, 2020, the Group had net current liabilities of CNY25.20 million (US$3.57 million), and shareholders’ deficiency in assets of CNY24.97 million (US$3.53 million). In view of these circumstances, the directors have given consideration to the future liquidity and performance of the Group and its available sources of financing in assessing whether the Group will have sufficient financial resources to continue as a going concern. The Group has obtained letters from each of Feishang Group Limited (“Feishang Group” or the “Shareholder”) and Feishang Enterprise Group Company Limited (“Feishang Enterprise”), entities controlled by Mr. Li Feilie, the principal beneficial shareholder of the Company, which state that Feishang Group and Feishang Enterprise will provide continuous financial support to the Group in relation to the going concern of its operations, and will not recall any amounts due to them until the Group has sufficient liquidity to finance its operations. Feishang Enterprise’s letter also states that it will pay debts on behalf of the Group when needed. Accordingly, in the opinion of the directors, it is appropriate for the consolidated financial statements to be prepared on a going concern basis.

Changes in accounting policies

The accounting policies adopted in the preparation of the interim condensed consolidated financial information are consistent with those applied in the preparation of the Group’s annual consolidated financial statements for the year ended December 31, 2019, except for the adoption of the following revised IFRSs for the first time for the current period’s financial information.

Amendments to IFRS 3	Definition of a Business
Amendments to IFRS 9, IAS 39 and IFRS 7	Interest Rate Benchmark Reform
Amendments to IFRS 16	COVID-19-Related Rent Concessions (early adopted)
Amendments to IAS 1 and IAS 8	Definition of Material
Conceptual Framework for Financial Reporting issued on March 29, 2018

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CHINA NATURAL RESOURCES, INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

(Amounts in thousands, except share and per share data)

1. BASIS OF PRESENTATION (CONTINUED)

Changes in accounting policies (continued)

(a)

Amendments to IFRS 3 clarify and provide additional guidance on the definition of a business. The amendments clarify that for an integrated set of activities and assets to be considered a business, it must include, at a minimum, an input and a substantive process that together significantly contribute to the ability to create output. A business can exist without including all of the inputs and processes needed to create outputs. The amendments remove the assessment of whether market participants are capable of acquiring the business and continue to produce outputs. Instead, the focus is on whether acquired inputs and acquired substantive processes together significantly contribute to the ability to create outputs. The amendments have also narrowed the definition of outputs to focus on goods or services provided to customers, investment income or other income from ordinary activities. Furthermore, the amendments provide guidance to assess whether an acquired process is substantive and introduce an optional fair value concentration test to permit a simplified assessment of whether an acquired set of activities and assets is not a business. The Group has applied the amendments prospectively to transactions or other events that occurred on or after January 1, 2020. The amendments did not have any impact on the financial position and performance of the Group.

(b)

Amendments to IFRS 9, IAS 39 and IFRS 7 address the effects of interbank offered rate reform on financial reporting. The amendments provide temporary reliefs which enable hedge accounting to continue during the period of uncertainty before the replacement of an existing interest rate benchmark. In addition, the amendments require companies to provide additional information to investors about their hedging relationships which are directly affected by these uncertainties. The amendments did not have any impact on the financial position and performance of the Group as the Group does not have any interest rate hedge relationships.

(c)

Amendment to IFRS 16 provides a practical expedient for lessees to elect not to apply lease modification accounting for rent concessions arising as a direct consequence of the COVID-19 pandemic. The practical expedient applies only to rent concessions occurring as a direct consequence of the COVID-19 pandemic and only if (i) the change in lease payments results in revised consideration for the lease that is substantially the same as, or less than, the consideration for the lease immediately preceding the change; (ii) any reduction in lease payments affects only payments originally due on or before June 30, 2021; and (iii) there is no substantive change to other terms and conditions of the lease. The amendment is effective retrospectively for annual periods beginning on or after June 1, 2020 with earlier application permitted. The Group early adopted the amendment on January 1, 2020. During the period ended June 30, 2020, the Group had no rent concessions granted by the lessors. Therefore, the amendments did not have any impact on the Group’s interim condensed consolidated financial information.

(d)

Amendments to IAS 1 and IAS 8 provide a new definition of material. The new definition states that information is material if omitting, misstating or obscuring it could reasonably be expected to influence decisions that the primary users of general purpose financial statements make on the basis of those financial statements. The amendments clarify that materiality will depend on the nature or magnitude of information. The amendments did not have any impact on the Group’s interim condensed consolidated financial information.

(e)

The Conceptual Framework is not a standard, and none of the concepts contained therein override the concepts or requirements in any standard. The purpose of the Conceptual Framework is to assist the IASB in developing standards, to help preparers develop consistent accounting policies where there is no applicable standard in place and to assist all parties to understand and interpret the standards. The revised Conceptual Framework includes some new concepts, provides updated definitions and recognition criteria for assets and liabilities and clarifies some important concepts. The amendments had no impact on the condensed consolidated financial statements of the Group.

2. REVENUE

	Six months ended June 30,
	2019	2020	2020
	CNY	CNY	US$
	(Unaudited)	(Unaudited)	(Unaudited)

Revenue from contracts with a customer	1,403	6,867	972

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CHINA NATURAL RESOURCES, INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

(Amounts in thousands, except share and per share data)

2. REVENUE (CONTINUED)

 (i)    Disaggregated revenue information

	Six months ended June 30,
	2019	2020	2020
	CNY	CNY	US$
	(Unaudited)	(Unaudited)	(Unaudited)

Type of goods
Sale of copper ores	1,403	6,867	972

Geographic market
Mainland China	1,403	6,867	972

Timing of revenue recognition
Goods transferred at a point in time	1,403	6,867	972

All revenue was generated from the exploration and mining segment (Note 14).

No revenue was recognized in the current reporting period that was included in the contract liabilities at the beginning of the reporting period and recognized from performance obligations satisfied in previous periods.

(ii)   Performance obligations

Information about the Group’s performance obligations is summarized below:

Trading of copper ores

The performance obligation is satisfied upon delivery of the copper ore and payment is generally due within 3 months from delivery.

3. LOSS BEFORE INCOME TAX

The Group's loss before tax is arrived at after crediting/charging:

	Six months ended June 30,
	2019	2020	2020
	CNY	CNY	US$
	(Unaudited)	(Unaudited)	(Unaudited)
Crediting:
Interest income on bank deposits	4	9	1

Charging:
Cost of sales	1,377	6,844	969
Finance costs*	41	13	2
Employee benefit expenses	859	632	90
Depreciation and amortization:
- Property, plant and equipment	31	32	5
- Right-of-use assets	611	577	82
Lease payments not included in the measurement of lease liabilities	15	33	5

———————

* Finance costs from operations mainly represented bank charges and interest on lease liabilities. The amounts of bank charges were CNY4.00 and CNY4.00 (US$1.00), and the interest on lease liabilities amounted to CNY37.00 and CNY9.00 (US$1.00), for the six months ended June 30, 2019 and 2020, respectively.

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CHINA NATURAL RESOURCES, INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

(Amounts in thousands, except share and per share data)

4. INCOME TAX BENEFIT

Effective from January 1, 2008, the People’s Republic of China (“PRC”)’s statutory corporate income tax (“CIT”) rate is 25%. The Company’s PRC subsidiaries are subject to income tax at 25% on their respective taxable incomes as calculated in accordance with the CIT law and its relevant regulations.

The income tax benefit of CNY6.59 million (US$0.93 million) for the six months ended June 30, 2020 was attributable to the reversal of a prior withholding CIT payable which is no longer required to be paid according to the prevailing Regulations for the Implementing of the Corporate Income Tax Law of the PRC.

5. (LOSS)/EARNINGS PER SHARE

The Company did not have any potentially dilutive securities outstanding during the six months ended June 30, 2019 or 2020. Accordingly, the diluted (loss)/earnings per share amounts are the same as the basic (loss)/earnings per share amounts.

	Six months ended June 30,
	2019	2020	2020
	CNY	CNY	US$
	(Unaudited)	(Unaudited)	(Unaudited)

(Loss)/profit for the period:	(2,944)	2,741	388

Weighted average number of common shares:
Basic and diluted	24,910,916	24,910,916	24,910,916

(Loss)/earnings per share:
Basic and diluted:
Net (loss)/earnings per share	(0.12)	0.11	0.02

6. DIVIDEND

No dividend was paid or declared by the Company for the six months ended June 30, 2020 or June 30, 2019.

7. PROPERTY, PLANT AND EQUIPMENT

	December 31,	June 30,	June 30,
	2019	2020	2020
	CNY	CNY	US$
	(Audited)	(Unaudited)	(Unaudited)

At cost:
Buildings	46	46	6
Machinery and equipment	905	927	131
Motor vehicles	279	279	39
Accumulated depreciation and amortization	(1,016)	(1,065)	(150)
	214	187	26

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CHINA NATURAL RESOURCES, INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

(Amounts in thousands, except share and per share data)

8. TRADE RECEIVABLES

	December 31,	June 30,	June 30,
	2019	2020	2020
	CNY	CNY	US$
	(Audited)	(Unaudited)	(Unaudited)

Trade receivables	3,956	622	88
Less: Provision for impairment	—	—	—
	3,956	622	88

A credit period of up to three months is granted to the customer. Trade receivables are non-interest-bearing.

An aging analysis of the trade receivables as of the end of the year, based on the invoice date and net of loss allowance, is as follows:

	December 31,	June 30,	June 30,
	2019	2020	2020
	CNY	CNY	US$
	(Audited)	(Unaudited)	(Unaudited)

Within 3 months	3,956	622	88
	3,956	622	88

An impairment analysis is performed on trade receivables at each reporting date and expected credit losses are estimated by applying a loss rate approach with reference to the historical credit records of the Group’s customers. The loss rate is adjusted to reflect the current conditions and forecasts of future economic conditions, as appropriate. According to historical experience, all of the proceeds have been received within their due date, and therefore, management considers the probability of default is minimal as of June 30, 2020.

9. OTHER RECEIVABLES

	December 31,	June 30,	June 30,
	2019	2020	2020
	CNY	CNY	US$
	(Audited)	(Unaudited)	(Unaudited)

Withholding social insurance	6	6	1
Input value-added tax	—	5	1
Staff advances	13	13	2
Deposit	20	27	4
	39	51	8

For the financial assets included above, an impairment analysis is performed at each reporting date by considering the probability of default by applying a loss rate with reference to the historical loss record of the Group. The loss rate is adjusted to reflect the current conditions and forecasts of future economic conditions, as appropriate. For staff advances and deposits, management considers the probability of default to be minimal. The financial assets included in the above balances relate to receivables for which there was no recent history of default or expectation of future losses and no impairment was provided for the year ended December 31, 2019 and six months ended June 30, 2020.

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CHINA NATURAL RESOURCES, INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

(Amounts in thousands, except share and per share data)

10. TRADE PAYABLES

The aging analysis of trade payables as of December 31, 2019 and June 30, 2020 is as follows:

	December 31,	June 30,	June 30,
	2019	2020	2020
	CNY	CNY	US$
	(Audited)	(Unaudited)	(Unaudited)

Within 1 year	3,796	610	86
1 to 2 years	—	—	—
Over 2 years	100	100	14
	3,896	710	100

The trade payables are non-interest-bearing and are normally settled within six months.

11. OTHER PAYABLES AND ACCRUED LIABILITIES

	December 31,	June 30,	June 30,
	2019	2020	2020
	CNY	CNY	US$
	(Audited)	(Unaudited)	(Unaudited)

Contract deposit	102	102	14
Social security payable (a)	104	100	14
Payroll payable	433	307	44
Welfare payable	24	14	2
Accrued expenses	1,484	3,511	497
Others	14	23	3
	2,161	4,057	574

———————

(a)

The social security payable represents amounts payable to the PRC government-managed retirement insurance, medical insurance, etc.

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CHINA NATURAL RESOURCES, INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

(Amounts in thousands, except share and per share data)

12. RELATED PARTY BALANCES AND TRANSACTIONS

In addition to the transactions detailed elsewhere in these condensed financial statements, the Group had the following transactions with related parties during the period.

(a)

Commercial transactions with related parties

		Six months ended June 30,
		2019	2020	2020
		CNY	CNY	US$
	Notes	(Unaudited)	(Unaudited)	(Unaudited)

CHNR’s share of office rental, rates and others to Anka Consultants Limited (“Anka”)	i	(748)	(762)	(108)
Shenzhen Feishang Management and Consulting Co., Limited (“Feishang Management”)’s share of office rental to Feishang Enterprise	ii	(83)	(83)	(12)

———————

(i)

On April 1, 2017, the Company signed an office sharing agreement with Anka, a private Hong Kong company that is owned by two directors of the Company, which superseded all previously signed agreements between the parties, pursuant to which the Company shares 184 square meters of the total area of the office premises. The agreement also provides that the Company shares certain costs and expenses in connection with their use of the office, in addition to some of the accounting and secretarial services and day-to-day office administration services provided by Anka. In 2018, Anka’s lease with the unrelated landlord was extended for two years, from July 1, 2018 to June 30, 2020. Anka signed a new contract with the unrelated landlord in July 2020 for two years, to June 30, 2022.

(ii)

On January 1, 2018, Feishang Management signed an office sharing agreement with Feishang Enterprise. Pursuant to the agreement, Feishang Management shares 40 square meters of the office premises.

(b)	Balances with related parties

The Company’s balances with related companies are unsecured and non-interest bearing. Feishang Enterprise and the Shareholder have provided letters stating their continuous financial support to the Group and that they will not recall any amounts due to them until the Group has sufficient liquidity to finance its operations. The balances are summarized as follows:

	December 31,	June 30,	June 30,
	2019	2020	2020
	CNY	CNY	US$
	(Audited)	(Unaudited)	(Unaudited)
Current:
Payable to a related company:
Feishang Enterprise	5,077	5,946	842

Payable to the Shareholder:
Feishang Group	7,097	7,738	1,095

Lease liabilities to related parties
Feishang Enterprise	287	290	41
Anka	516	—	—
	803	290	41

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CHINA NATURAL RESOURCES, INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

(Amounts in thousands, except share and per share data)

12. RELATED PARTY BALANCES AND TRANSACTIONS (CONTINUED)

 (c)     Compensation of key management personnel of the Group

	Six months ended June 30,
	2019	2020	2020
	CNY	CNY	US$

Wages, salaries and allowances	474	463	67
Housing subsidies	8	9	1
Contribution to pension plans	38	45	5
	520	517	73

The amounts disclosed in the table are the amounts recognized as expenses during the respective period related to key management personnel.

13. COMMITMENTS

There were no capital commitments as of December 31, 2019 or June 30, 2020.

14. SEGMENT INFORMATION

As of June 30, 2020, the Company had one operating segment: exploration and mining. The segment analysis below is provided for the Group's operations, namely exploration and mining operations.

Segment performance is evaluated based on reportable segment profit/loss, which is a measure of adjusted profit/loss before tax. The adjusted profit/loss before tax is measured consistently with the Group's profit/loss before tax except head office and corporate expenses are excluded from such measurement.

For the six months ended June 30, 2019, the segment results were as follows:

	CNY
	Exploration and mining	Corporate activities	Total
Six months ended June 30, 2019 (Unaudited)
Revenues from external customers	1,403	—	1,403
Depreciation of property, plant and equipment	(29)	(2)	(31)
Depreciation of right-of-use assets	(34)	(577)	(611)
Operating loss	(508)	(2,399)	(2,907)
Interest income	—	4	4
Finance costs	(1)	(40)	(41)
Loss for the period	(509)	(2,435)	(2,944)

As at December 31, 2019 (Audited)
Total assets	4,268	4,030	8,298
Total liabilities	6,560	29,292	35,852

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CHINA NATURAL RESOURCES, INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

(Amounts in thousands, except share and per share data)

14. SEGMENT INFORMATION (CONTINUED)

For the six months ended June 30, 2020, the segment results were as follows:

	CNY
	Exploration and mining	Corporate activities	Total
Six months ended June 30, 2020 (Unaudited)
Revenues from external customers	6,867	—	6,867
Depreciation of property, plant and equipment	(31)	(1)	(32)
Depreciation of right-of-use assets	—	(577)	(577)
Operating loss	(310)	(3,531)	(3,841)
Interest income	—	9	9
Finance costs	(9)	(4)	(13)
Income tax benefit	—	6,586	6,586
(Loss)/profit for the period	(319)	3,060	2,741
Capital expenditure	(2)	(3)	(5)

As at June 30, 2020 (Unaudited)
Total assets	1,235	2,739	3,974
Total liabilities	2,987	25,960	28,947

	US$
	Exploration and mining	Corporate activities	Total
Six months ended June 30, 2020 (Unaudited)
Revenues from external customers	972	—	972
Depreciation of property, plant and equipment	(5)	—	(5)
Depreciation of right-of-use assets	—	(82)	(82)
Operating loss	(44)	(499)	(543)
Interest income	—	1	1
Finance costs	(1)	(1)	(2)
Income tax benefit	—	932	932
(Loss)/profit for the period	(45)	433	388
Capital expenditure	—	(1)	(1)

As at June 30, 2020 (Unaudited)
Total assets	175	388	563
Total liabilities	423	3,673	4,096

15. SUBSEQUENT EVENTS

On August 17, 2020, the Company entered into a definitive share purchase agreement with Feishang Group to acquire 120,000,000 shares of (or 8.69% of the equity interest in) Feishang Anthracite Resources Limited, a company listed on the main board of the Hong Kong Stock Exchange for HK$87,522 (CNY79,785). In exchange, the Company issued 9,077,166 of its own shares to Feishang Group at a price of US$1.244 (CNY8.789) per share.

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MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

FORWARD-LOOKING STATEMENTS

The following discussion contains statements that constitute forward-looking statements within the meaning of the U.S. federal securities laws. These statements appear in a number of places throughout this report and include, without limitation, statements regarding the intent, belief and current expectations of China Natural Resources, Inc. (the “Company,” and together with its subsidiaries, the “Group”), its directors or its officers with respect to the applicability of US taxes to the Company, the availability of internally generated funds and funds for the payment of operating expenses, the impact of a novel strain of coronavirus (“COVID-19”) on the Company’s operations and markets, the impact on the Company’s financial position as a result of the acquisition of the shares of Feishang Anthracite Resources Limited, and its ability to locate and execute on strategic opportunities. Forward-looking statements are not a guarantee of future performance and involve risks and uncertainties, and actual results may differ materially from those in the forward-looking statement as a result of various factors. Among the risks and uncertainties that could cause our actual results to differ from our forward-looking statements are: uncertainties associated with metal price volatility; uncertainties related to the Company’s ability to fund operations; uncertainties relating to possible future increases in operating expenses, including costs of labor and materials; uncertainties regarding the impact of COVID-19 pandemic; uncertainties regarding the political situation between the PRC and the United States, and potential negative impacts on companies with operations in the PRC that are listed on exchanges in the United States; and other risks detailed from time to time in the Company’s filings with the U.S. Securities and Exchange Commission, including without limitation the information set forth in our Annual Reports on Form 20-F under the heading "Risk Factors." When, in any forward-looking statement, the Company, or its management, expresses an expectation or belief as to future results, that expectation or belief is expressed in good faith and is believed to have a reasonable basis, but there can be no assurance that the stated expectation or belief will result or be achieved or accomplished. Except as required by law, the Company undertakes no obligation to update any forward-looking statements.

SALES AND GROSS PROFIT

Sales for the six months ended June 30, 2020 totaled CNY6.87 million (US$0.97 million), a 389% increase over the same period in 2019. The increase was mainly due to the expansion of copper ore trading, following its start-up in early 2019.

The overall gross profit margin decreased from a profit of 1.85% for the six months ended June 30, 2019 to 0.33% for the same period in 2020. The drop was mainly due to the fluctuation of copper prices in 2020.

INCOME TAX BENEFIT

Management believes that the Company is not subject to US taxes.

Under the current laws of the British Virgin Islands (“BVI”), dividends and capital gains arising from the Company’s investments in the BVI are not subject to income tax and no withholding tax is imposed on payments of dividends to the Company.

The Company’s subsidiaries in the PRC are subject to a PRC enterprise income tax rate of 25% applicable to both foreign investment enterprises and domestic companies.

The income tax benefit of CNY6.59 million (US$0.93 million) for the six months ended June 30, 2020 was attributable to the reversal of a prior withholding corporate income tax payable which is no longer required to be paid according to the prevailing Regulations for the Implementing of the Corporate Income Tax Law of the PRC.

PROFIT FOR THE PERIOD

Profits for the six months ended June 30, 2020 increased CNY5.68 million (US$0.81 million) year-over-year, from a loss of CNY2.94 million (US$0.42 million) for the six months ended June 30, 2019, to a profit of CNY2.74 million (US$0.39 million) for the six months ended June 30, 2020. The increase in profit was mainly due to the reversal of tax provisions in 2020 as mentioned above.

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LIQUIDITY AND CAPITAL RESOURCES

The Company’s primary liquidity needs are to fund operating expenses, capital expenditures and acquisitions. To date, the Company has financed its working capital requirements and capital expenditures through internally generated cash from prior years, non-interest-bearing loans from the related parties, and funds provided pursuant to the mutual cooperation agreement (the “Cooperation Agreement”) with Bayannaoer Jijincheng Mining Co., Ltd. In light of the disposition of our metals mining and copper smelting operations, and since the Wulatehouqi Moruogu Tong Mine (“Moruogu Tong Mine”) is in the pre-revenue exploration stage, it can be expected that the availability of internally generated funds to sustain operations will decrease until the commencement of commercial production at the Moruogu Tong Mine or a dramatic increase occurs in the amount of revenues that we generate trading copper ore. We expect to continue to incur operating expenses prior to the commencement of revenue-producing activities at the Moruogu Tong Mine and expect those expenses to continue to be funded through internally generated cash reserves from prior years, non-interest-bearing loans from related parties, and funds provided pursuant to the Cooperation Agreement. Feishang Group Limited and Feishang Enterprise Group Company Limited, related parties which have provided non-interest bearing loans and have provided letters stating that they will continue to do, have confirmed they will not recall any amounts due to them until the Group is in a position to settle the amounts due without having a detrimental impact on the financial resources of the Group.

Net cash used in operating activities for the six months ended June 30, 2020 was approximately CNY1.25 million (US$0.18 million) as compared to net cash used in operating activities of CNY2.58 million (US$0.37 million) for the corresponding period in 2019, mainly caused by the payment of salary, travelling expenses and professional service fees.

The following summarizes the Company’s financial condition and liquidity at the dates indicated:

	December 31,	June 30,
	2019	2020
	(Audited)	(Unaudited)
Current ratio	0.21x	0.13x
Working capital (CNY'000)	(28,384)	(25,199)

Net cash used in investing activities for the six months ended June 30, 2020 was CNY5,000 (US$708), as compared with nil for the corresponding period in 2019. The cash outflows from investing activities in 2020 represent the purchase of property and equipment in 2020.

Net cash from financing activities for the six months ended June 30, 2020 was CNY0.85 million (US$0.12 million), as compared with CNY0.17 million (US$0.02 million) for the corresponding period in 2019. The cash inflows from financing activities were primarily comprised of net cash received from related parties, which was partly offset by payments of lease liabilities.

OFF BALANCE SHEET ARRANGEMENTS

The Company has no off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that would be material to investors.

OTHER INFORMATION

The Company had previously received a letter from Nasdaq on March 24, 2020 notifying the Company that it was not in compliance with Nasdaq Listing Rule 5550(b)(2), which requires listed securities to maintain a minimum market value of listed securities (“MVLS”) of $35 million, and that if it did not regain compliance by September 21, 2020, it could face potential delisting. On September 2, 2020, the Company received written notice from the Listing Qualifications department of Nasdaq Regulation that the Company regained compliance with the minimum MVLS requirement set forth in Nasdaq Listing Rule 5550(b)(2).

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